

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

Via E-mail
Richard Costolo
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

> **Re: Twitter, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 26, 2013**
> **CIK No. 0001418091**

Dear Mr. Costolo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis…, page 59

Factors Affecting Our Future Performance, page 63

1. It appears you expect that cost per ad engagement "may" continue to decline over time as you "continue to optimize for advertiser value and the overall user experience." Clarify whether this is a known trend that you expect to materially affect revenue and disclose what has to happen for cost per ad engagement to stabilize or increase.

Business, page 91

Our Value Proposition to Advertisers, page 101

2. On page 6, you state that your advertisers pay if a user clicks a Promoted Tweet or "retweets a Promoted Tweet." On page 102, you state that advertisers can benefit from users retweeting Promoted Tweets "at no incremental cost." Please clarify whether your advertisers must pay you every time a Promoted Tweet is retweeted.

Intellectual Property, page 112

3. We note your response to comment 3 from our letter dated September 9, 2013. Please clarify how the IPA is designed to prevent your software patents from impeding innovation. Also, clarify how the IPA provides you with any greater ability to combat offensive patent lawsuits by "non-practicing entities" than if you had not entered into such an agreement with your employees and consultants, including founders.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
Rezwan D. Pavri, Esq.
Wilson, Sonsini, Goodrich & Rosati, P.C.